O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MREDA@OLSHANLAW.COM

DIRECT DIAL:  212.451.2260

October 7, 2020

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apartment Investment & Management Company (the “Company”)
Preliminary Solicitation Statement on Schedule 14A
Filed September 29, 2020
Soliciting Materials filed September 29, 2020 pursuant to Rule 14a-12
Filed by Land & Buildings Investment Management, LLC et al (collectively, “Land & Buildings)
File No. 001-13232

Dear Mr. Shainess:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated October 6, 2020 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Land & Buildings and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the above-referenced materials.

PREC14A Filed September 29, 2020

General

1.	It is our understanding that Aimco issued a press release on September 25, 2020, in which it informed stockholders that it would be filing and distributing white proxy or consent revocation cards in connection with the solicitation. Given that Aimco appears to have claimed the use of the white card in its DEFA14A filed September 25, 2020, we believe that Aimco has reserved the use of such card color. Accordingly, in order to avoid misleading or confusing Aimco’s shareholders when they receive your solicitation statement, please choose an alternate card color.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 7, 2020

Land & Buildings acknowledges the Staff’s comment and has revised the Solicitation Statement throughout to reference a GOLD request card.

Why You Were Sent the Solicitation Statement, page 2

2.	Please revise to disclose the basis for the following statement of belief: “We believe it is highly unlikely that both AIV and AIR combined will trade anywhere close to AIV’s stated NAV of $58 per share.”

Land & Buildings acknowledges the Staff’s comment and has revised the Solicitation Statement to disclose the basis for the above-referenced statement. Please see page 2 of the Solicitation Statement.

3.	Refer to the following statement on page 5: “Land & Buildings intends to set [ ], 2020 as the goal for submission of such written requests.” With a view toward additional disclosure, please advise us if Land & Buildings retains the right to change the planned date of submission (e.g., if the 25% approval threshold for calling a special meeting is not met by the stated goal for submission).

Land & Buildings acknowledges the Staff’s comment and hereby confirms that it retains the right to change the planned date of submission if it does not receive the requisite number of written requests by such date to properly and validly request that a special meeting of the Company’s stockholders be called. Land & Buildings further advises the Staff that it has revised the Solicitation Statement to provide further clarification regarding the goal date for the submission of such written requests. Please see pages 5 and 9 of the Solicitation Statement.

Certain Information Regarding the Participants, page 12

4.	Given the relationships among the participants in the solicitation described in this section, please revise the statements that certain of the participants in the solicitation “may be deemed” the beneficial owner of the common stock owned by certain other participants to remove the uncertainty.

Land & Buildings acknowledges the Staff’s comment and has revised the Solicitation Statement accordingly. Please see page 12 of the Solicitation Statement.

DFAN14A Filed September 29, 2020

General

5.	We acknowledge your response to prior comment 3 and note that the CITI survey is not publicly available. With a view toward providing Aimco shareholders with sufficient information such that they can assess the relevance of the survey, and to the extent you make future references to the survey, disclose that the survey was conducted online, the participants were anonymous, and the sample size was limited.

October 7, 2020

Land & Buildings acknowledges the Staff’s comment and hereby confirms that Land & Buildings will disclose that the CITI survey was conducted online, the participants were anonymous, and the sample size was limited in future filings that reference the CITI survey.

6.	Refer to the following statement in your press release: “[t]hese disclosures also show that operating unit holders will not pay taxes or have a ‘step up,’ meaning that Chairman and CEO Terry Considine and the rest of the management team will have a material conflict in contemplating the transaction and moving forward, as they will not want to sell assets which could drive more value for common shareholders because of the substantial tax they would owe as a result of not having a ‘step up’ in basis at the time of the spin.” In future filings, any assertions about the motivation of third parties should be characterized as opinions or beliefs.

Land & Buildings acknowledges the Staff’s comment and hereby confirms that, in future filings, any assertions about the motivation of third parties will be characterized as opinions or beliefs.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Meagan M. Reda
Meagan M. Reda